FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of May, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A press release regarding filing of 2011 annual report on Form 20-F by Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on May 8, 2012.

(For Immediate Release)

HUANENG POWER INTERNATIONAL, INC.

Files 2011 Annual Report on Form 20-F

(Beijing, China, May 8, 2012)  Huaneng Power International, Inc. (the “Company”) (NYSE: HNP; HKEx: 902; SSE: 600011) announced that the Company had filed its 2011 Annual Report on Form 20-F (the “2011 Annual Report”) with the United States Securities and Exchange Commission.

According to Section 203.01 of the New York Stock Exchange (the “NYSE”) Listed Company Manual, the NYSE no longer requires its listed companies to physically distribute an annual report to shareholders.

The Company has posted the 2011 Annual Report on its website at www.hpi.com.cn. The 2011 Annual Report can also be accessed electronically at www.sec.gov. Upon request, the Company will deliver free of charge and within a reasonable time a hard copy of the 2011 Annual Report, including complete audited financial statements. To request a hard copy, please contact Mr. Zhou Biao by telephone at 86 (10) 6322 6594, or by e-mail at zhoubiao@hpi.com.cn; or by a written request addressed to Capital Market Department, Huaneng Power International, Huaneng Building, No.6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC, Re: 2011 Annual Report on Form 20-F.

The Company is one of China's largest listed power producers with controlled generation capacity of 60,375 MW and equity-based generation capacity of 55,350 MW. The power plants of the Company are located in 19 provinces, municipalities and autonomous regions in China. The Company also has a wholly-owned power company in Singapore.

~ End ~

For enquiries, please contact:
Huaneng Power International, Inc.
Ms. MENG Jing / Ms. ZHAO Lin
Tel:	(8610) 6608 6765 /6322 6596
Fax:	(8610) 6641 2321
Email:	zqb@hpi.com.cn

Wonderful Sky Financial Group Limited
Mr. Hon Fung / Ms. Yolanda Wang / Mr. Tony Chen / Ms. Sharon Lau
Tel:	(852) 2851 1038
Fax:	(852) 2865 1638
Email:	hf@wsfg.hk / yolandawang@wsfg.hk / tonychen@wsfg.hk / sharonlau@wsfg.hk

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Du Daming
Name:	Du Daming
Title:	Company Secretary

Date:    May 8, 2012